July 27, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-0405
Re:	Request for Acceleration ACI Worldwide, Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed July 15, 2010 File No. 333-157952
     ACI Worldwide, Inc. (the “Company”) respectfully requests under Rule 461(a) of the Securities Act of 1933, as amended (the “Securities Act”), that the effective date of the above-referenced Registration Statement under the Securities Act be accelerated to 4:00 p.m. on Thursday, July 29, 2010, or as soon thereafter as possible.
     The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the registration of securities specified in the above-referenced Registration Statement. Further, the Company acknowledges that in connection with the Registration Statement:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, ACI WORLDWIDE, INC.
By:	/s/ Victoria H. Sitz
	Name:	Victoria H. Sitz
	Title:	Vice President and Assistant General Counsel